SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No     X

News Release	April 28, 2007 at 03.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso acquires mill site land at Beihai in China

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has signed a mill site land acquisition agreement with Beihai City Government in Guangxi, China. The agreement will provide Stora Enso a total of 250 hectares of industrial land for possible future use as a mill site. The mill site is by the sea in the Tieshangang Industrial Zone of Beihai City in the north of Beibu Gulf in the South China Sea, near Vietnam. The purchase price is about EUR 27 million.

Stora Enso’s Board of Directors has taken no formal decision concerning investment in a mill at Beihai. However, this acquisition would facilitate a future investment. A prerequisite for the investment decision is that the acquisition of land use rights develops in a way that will secure a sufficient fibre base.

The area has suitable soil and a favourable climate for eucalyptus plantations. It is intended to create a sustainably managed fibre base of 160 000 hectares to support establishment of an integrated pulp and paper/board mill in Guangxi. Stora Enso’s development of the plantations in Guangxi began in 2002.

To ensure sustainable development of its plantations in China, Stora Enso invited the United Nations Development Programme (UNDP) to carry out an Environmental and Social Impact Assessment (ESIA) of the Guangxi plantations in 2005 and 2006. The assessment found that there are no major environmental or social issues that could have an impact on Stora Enso’s plantation project in Guangxi.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Wangqiu Song, President, Stora Enso China, tel. +86 21 6335 3050

Kari Vainio, EVP, Corporate Communications, tel. +44 7799 348 197

Keith Russell, SVP, Investor Relations, tel. +44 7775 788 659

Kari Tuomela, President, Guangxi, Stora Enso Forestry, tel. +86 139 786 61368

Previous press releases concerning Stora Enso’s activities of Forest Pulp and Paper Integration Project in China are available at www.storaenso.com/press

-	25 September 2006: Stora Enso further expands its plantations in Guangxi

-	20 June 2006: Stora Enso increases loan facility for its operations in China

-	29 March 2006: Stora Enso to sign an agreement for co-operation with UNDP China

-	10 November 2005: Stora Enso strengthens its presence in Guangxi

-	10 June 2005: Stora Enso signs loan agreement with International Financing Corporation

-	31 March 2005: UNDP to Assess Environment and Social Impact of a Forestry Investment Project in Guangxi, China

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products - all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 28, 2007	STORA ENSO CORPORATION

		By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

		By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel